AMENDED AND RESTATED
PLAN PURSUANT TO RULE 18f-3 UNDER THE
INVESTMENT COMPANY ACT OF 1940

May 18, 2004

The Plan

All current and future series ("Funds") of Thrivent Mutual Funds ("Trust") may, from time to time, issue one or more of the following classes of shares:

Class A shares
Class B shares
Institutional Class shares

Each class is subject to such investment minimums and other conditions as set forth in the Trust's prospectuses as from time to time is in effect. Differences in expenses among classes, the conversion from one class to another class, and exchange features are subject to the terms and conditions of this plan.

Initial Sales Charge

Class A shares of the Funds (other than Thrivent Limited Maturity Bond Fund and Thrivent Money Market Fund) are offered at a public offering price that is equal to their net asset value ("NAV") plus a sales charge of up to 5.50% of the public offering price (with a lesser sales charge on certain Funds as described in the prospectus). The maximum sales charges on Class A shares may be reduced or waived as permitted under Rule 22d-1 of the Investment Company Act of 1940 ("1940 Act") and described in the prospectus and statement of additional information ("SAI"). Class B shares have no initial sales charge, and no sales charge is imposed when Class B shares are automatically converted to Class A shares. Institutional Class shares have no initial sales charge and are not convertible into Class A or Class B shares.

Contingent Deferred Sales Charge

A Contingent Deferred Sales Charge ("CDSC") is imposed on Class B shares as described in the prospectus and SAI. The amount of the CDSC is based upon the lesser of NAV at the time of redemption or purchase and is gradually reduced over a period of up to 5 years. Consistent with the requirements of Rule 6c-10 of the 1940 Act, the CDSC will not be imposed under certain circumstances as described in the prospectus and SAI. In determining the amount of the CDSC or whether a redemption may be made without a CDSC, it is assumed that shares acquired by reinvesting dividends and capital gains are redeemed first, then shares are redeemed in the order purchased to minimize the amount of CDSC collected.

No Sales Charge

Institutional Class shares of the Funds are offered at net asset value to eligible investors as described in the prospectus and SAI.

Rule 12b-1 Fees

Pursuant to the Trust's Amended and Restated Distribution Plan and Agreement ("Rule 12b-1 Plan"), Class A shares shall pay the Distributor a Rule 12b-1 fee at an annual rate of up to 0.25% of net assets computed on a daily basis, and Class B shares shall pay a Rule 12b-1 fee at an annual rate of up to 1.00% of net assets computed on a daily basis. Institutional Class shares do not pay a Rule 12b-1 fee.

Separate Arrangements and Expense Allocations of Each Class

Class A, Class B and Institutional Class shares pay the expenses associated with their different distribution and servicing arrangements. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other class. All other expenses will be allocated to each class on the basis of the net asset value of the particular Fund. However, Thrivent Money Market Fund makes daily distributions of its net investment income pursuant to Rule 2a-7 of the 1940 Act and thus may allocate such other expenses to each share regardless of class, as permitted by Rule 18f-3 under the 1940 Act.

Conversion Features

Class B shares of each Fund automatically convert to Class A shares of the same Fund after they have been held for 5 years, or earlier if approved by the Board of Trustees (including a majority of the disinterested Trustees), and thereafter are subject to the lower fees charged to Class A shares. The holding period of Class B shares of Thrivent Limited Maturity Bond Fund shall not be counted in calculating the period for automatic conversion. If there are any material changes in payments authorized under the Rule 12b-1 Plan applicable to Class A shares without the approval of the Class B shareholders, the Trust will establish a new class of shares into which Class B Shares would convert, on the same terms as those applied to Class A shares before such increase. Institutional Class shares do not convert to Class A or Class B shares.

Exchange Features

A shareholder may exchange Class A, Class B and Institutional Class shares of a Fund as described in the prospectus and SAI.

If less than all of a Class B share investment is exchanged, any portion of the investment attributable to dividends, capital gains and or capital appreciation will be exchanged first, and thereafter any portions exchanged will be in the order purchased, from first to last.

Dividends/Distributions

Each Fund distributes substantially all of its net investment income and available net capital gains. All dividends and distributions will be paid in the form of additional shares of the series and class of shares that generated the dividend or distribution unless the shareholder has elected another option. Dividends paid by each Fund with respect to each class are calculated in the same manner and at the same time.

Voting Rights

Each share of a Fund entitles the shareholder of record to one vote. Each Fund votes separately on matters relating solely to that Fund. Each class shall have exclusive voting rights on any matter that solely affects such class, and shall have separate voting rights on any matter submitted to shareholders in which class interests differ. All shareholders will have equal voting rights on any matter that affects all shareholders equally. Because of the automatic conversion, Class B shareholders may be asked to vote separately on any material increase in payments for Class A shares under the Rule 12b-1 Plan.

The Plan is subject to amendment as permitted by the Trust's Articles and Bylaws, as well as applicable law, and shall be construed to comply with Rule 18f-3 of the 1940 Act.